                                                                    Exhibit 13.8


                               IVANHOE MINES LTD.

                              SECOND QUARTER REPORT

                                  JUNE 30, 2003

TABLE OF CONTENTS

ITEM 1.   FINANCIAL STATEMENTS

          Consolidated Balance Sheets at June 30, 2003 (unaudited) and December 31, 2002

          Unaudited Consolidated Statements of Operations for the Three and Six Month Periods ended June 30, 2003 and 2002

          Unaudited Consolidated Statement of Shareholders' Equity for the Six Month Period ended June 30, 2003

          Unaudited Consolidated Statements of Cash Flows for the Three and Six Month Periods ended June 30, 2003 and 2002

          Notes to the Unaudited Consolidated Financial Statements

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

IVANHOE MINES LTD.
CONSOLIDATED BALANCE SHEETS

                                                                                  JUNE 30,           December 31,
(STATED IN U.S. $000'S)                                                             2003                2002
                                                                               ---------------     ---------------
                                                                                 (UNAUDITED)
ASSETS
CURRENT
   Cash                                                                        $        76,192     $        46,912
   Accounts receivable                                                                   6,618               3,425
   Inventories                                                                          18,446              22,935
   Prepaid expenses                                                                      3,969               1,971
                                                                               ---------------     ---------------
                                                                                       105,225              75,243
INVESTMENTS                                                                             12,839              15,537
MINING PROPERTY, PLANT AND EQUIPMENT                                                   172,028             168,022
OTHER MINERAL PROPERTY INTERESTS                                                         6,893               6,748
OTHER CAPITAL ASSETS                                                                     3,403               3,481
FUTURE INCOME TAXES                                                                         --               1,041
OTHER ASSETS                                                                             1,802               1,482
                                                                               ---------------     ---------------
                                                                               $       302,190     $       271,554
                                                                               ===============     ===============
LIABILITIES
CURRENT
   Accounts payable and accrued liabilities                                    $        26,922     $        29,174
   Current portion of long-term debt (Note 4)                                           20,224              23,766
                                                                               ---------------     ---------------
                                                                                        47,146              52,940
LOAN PAYABLE TO RELATED PARTIES                                                          5,088               5,088
LONG-TERM DEBT (NOTE 4)                                                                  6,610               5,534
FUTURE INCOME TAXES                                                                     12,630              12,642
OTHER LIABILITIES                                                                        7,865               6,358
                                                                               ---------------     ---------------
                                                                                        79,339              82,562
                                                                               ---------------     ---------------
SHAREHOLDERS' EQUITY
SHARE CAPITAL (NOTE 5)
   Authorized
     Unlimited number of preferred shares without par value
     Unlimited number of common shares without par value
   Issued and outstanding
     248,133,621 (2002-205,163,382) Common Shares                                      610,556             522,199
SPECIAL WARRANTS                                                                            --              26,516
ADDITIONAL PAID-IN CAPITAL                                                               1,251               1,508
CONTRIBUTED SURPLUS                                                                      3,517               3,520
DEFICIT                                                                               (392,473)           (364,751)
                                                                               ---------------     ---------------
                                                                                       222,851             188,992
                                                                               ---------------     ---------------
                                                                               $       302,190     $       271,554
                                                                               ===============     ===============


APPROVED BY THE BOARD:



/s/ John Weatherall                       /s/ Kjeld Thyegsen
--------------------------------------    --------------------------------------
Director                                  Director

IVANHOE MINES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS

                                                          Three months ended            Six months ended
                                                               June 30,                      June 30,
                                                        -----------------------     -------------------------
(STATED IN U.S. $000'S)                                     2003         2002           2003           2002
                                                        ----------   ----------     ----------     ----------
(UNAUDITED)
REVENUE                                                 $   23,018   $   24,804     $   43,566     $   46,579
COST OF OPERATIONS                                         (21,608)     (17,349)       (39,669)       (32,390)
WRITE-DOWN OF WORK IN PROGRESS INVENTORY (NOTE 7)           (4,287)          --         (4,287)            --
DEPRECIATION AND DEPLETION                                  (2,464)      (1,888)        (4,410)        (4,149)
                                                        ----------   ----------     ----------     ----------
OPERATING (LOSS) PROFIT                                     (5,341)       5,567         (4,800)        10,040
EXPENSES
   General and administrative                               (3,330)      (2,899)        (6,312)        (4,824)
   Interest on long-term debt                                 (447)      (1,207)          (894)        (2,437)
   Exploration expenses                                    (15,186)      (5,435)       (25,993)        (8,313)
   Depreciation                                               (404)         (73)          (625)          (113)
                                                        ----------   ----------     ----------     ----------
LOSS BEFORE THE FOLLOWING                                  (24,708)      (4,047)       (38,624)        (5,647)
OTHER INCOME (EXPENSES)
   Mining property shut-down costs                            (667)        (325)        (1,524)          (947)
   Interest income                                             610          376            941            570
   Foreign exchange gain (loss)                              5,467        2,603          8,133          2,908
   Gain on sale of investments                                  --           --          4,625             --
   Share of loss of significantly influenced investee         (384)          --           (613)            --
   Other (Note 8 (a))                                          724          154            735          3,123
                                                        ----------   ----------     ----------     ----------
(LOSS) INCOME BEFORE INCOME AND CAPITAL TAXES              (18,958)      (1,239)       (26,327)             7
   Provision for income and capital taxes                     (311)      (1,348)        (1,395)        (2,149)
                                                        ----------   ----------     ----------     ----------
NET LOSS                                                $  (19,269)  $   (2,587)       (27,722)        (2,142)
                                                        ==========   ==========     ==========     ----------
LOSS PER SHARE
   Basic                                                $    (0.08)  $    (0.01)    $    (0.12)    $    (0.01)
   Diluted                                              $    (0.08)  $    (0.01)    $    (0.12)    $    (0.01)
                                                        ==========   ==========     ==========     ==========
WEIGHTED AVERAGE NUMBER
   OF SHARES OUTSTANDING (IN 000'S)                        246,057      199,284        235,624        185,789
                                                        ----------   ----------     ----------     ----------

IVANHOE MINES LTD.
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
(STATED IN THOUSANDS OF U.S. DOLLARS)
--------------------------------------------------------------------------------
   (Unaudited)


                                       Share Capital
                                 -------------------------                  Additional
                                   Number                      Special        Paid-In      Contributed
                                  of Shares       Amount       Warrants       Capital       Surplus         Deficit        Total
                                 -----------   -----------   -----------    -----------    -----------    -----------   -----------
Balances, December 31, 2002      205,163,382   $   522,199   $    26,516    $     1,508    $     3,520    $  (364,751)  $   188,992
Special warrants issued                   --            --        59,259             --             --             --        59,259
Shares issued for:
   Exercise of stock options       1,472,632         2,152            --           (257)          (604)            --         1,291
   Exercise of special warrants   41,296,080        85,775       (85,775)            --             --             --            --
   Share purchase plan                31,292            61            --             --             --             --            61
   Bonus shares                      125,000           263            --             --             --             --           263
   Consulting fees                    45,235           106            --             --             --             --           106
Stock compensation charged
  to operations                           --            --            --             --            601             --           601
Net loss                                  --            --            --             --             --        (27,722)      (27,722)
                                 -----------   -----------   -----------    -----------    -----------    -----------   -----------
Balances, June 30, 2003          248,133,621   $   610,556   $        --    $     1,251    $     3,517    $  (392,473)  $   222,851
                                 ===========   ===========   ===========    ===========    ===========    ===========   ===========

IVANHOE MINES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                                                          Three Months Ended        Six Months Ended
                                                                                 June 30               June 30
                                                                        ----------------------  -----------------------
(STATED IN U.S. $000'S)                                                     2003       2002        2003         2002
                                                                        ----------  ----------  ----------   ----------
(UNAUDITED)
OPERATING ACTIVITIES
   Net loss                                                             $  (19,269) $   (2,587) $  (27,722)  $   (2,142)
   Items not involving use of cash
     Depreciation and depletion                                              2,868       1,961       5,035        4,262
     Non-cash interest expense                                                 194         711         269        1,395
     Unrealized foreign exchange (gain) loss                                   730      (3,702)      1,074       (7,454)
     Share of loss of significantly influenced investee                        384          --         613           --
     Provision for employee entitlements                                       405         196         622          225
     Provision for mine reclamation obligation                                 396         170         677          313
     Write-down of work in progress inventory                                4,287          --       4,287           --
     Gain on sale of investments                                                --          --      (4,625)        (508)
     Non-cash recovery of bad debt                                              --          --          --       (1,248)
     Non-cash recovery of mine shut down costs                                  --        (205)         --         (205)
     Non-cash stock-based compensation                                         344         412         601          655
     Future income taxes                                                       149       1,215       1,029        1,894
     Increase in non-current portion of royalty payable                        113         108         206          203
                                                                        ----------  ----------  ----------   ----------
                                                                            (9,399)     (1,721)    (17,934)      (2,610)
   Net change in non-cash operating working capital items (Note 8(c))         (734)     (2,370)     (2,978)      (1,895)
                                                                        ----------  ----------  ----------   ----------
                                                                           (10,133)     (4,091)    (20,912)      (4,505)
                                                                        ----------  ----------  ----------   ----------
INVESTING ACTIVITIES
   Purchase of investments                                                    (294)     (4,981)       (294)      (4,981)
   Proceeds from sale of investments                                            --          --       6,709           10
   Expenditures on mining property, plant and equipment                     (4,105)     (6,251)     (8,416)     (11,602)
   Expenditures on other mineral property interests                           (145)         --      (4,145)          --
   Expenditures on other capital assets                                       (443)       (648)       (544)        (900)
   Other                                                                       (14)        (16)        (25)         (34)
                                                                        ----------  ----------  ----------   ----------
                                                                            (5,001)    (11,896)     (6,715)     (17,507)
                                                                        ----------  ----------  ----------   ----------
FINANCING ACTIVITIES
   Share capital and special warrants issued                                48,913      39,093      60,717       54,492
   Proceeds from long-term debt                                                 --       3,516          --        8,462
   Repayment of long-term debt                                                (103)       (296)     (3,810)      (4,311)
                                                                        ----------  ----------  ----------   ----------
                                                                            48,810      42,313      56,907       58,643
                                                                        ----------  ----------  ----------   ----------
NET CASH INFLOW                                                             33,676      26,326      29,280       36,631
CASH, BEGINNING OF PERIOD                                                   42,516      36,110      46,912       25,805
                                                                        ----------  ----------  ----------   ----------
CASH, END OF PERIOD                                                         76,192  $   62,436  $   76,192   $   62,436
                                                                        ==========  ==========  ==========   ==========
CASH IS COMPRISED OF:
   Cash on hand and demand deposits                                         10,615  $   14,068  $   10,615   $   14,068
   Time deposits
     Restricted                                                              4,279       4,456       4,279        4,456
   Short-term money market instruments
     Restricted                                                              2,000       9,000       2,000        9,000
     Unrestricted                                                           59,298      34,912      59,298       34,912
                                                                        ----------  ----------  ----------   ----------
                                                                            76,192  $   62,436  $   76,192   $   62,436
                                                                        ==========  ==========  ==========   ==========

Supplementary information (Note 8)

IVANHOE MINES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)
(Unaudited)
--------------------------------------------------------------------------------

1. BASIS OF PRESENTATION

These interim financial statements do not contain all the information required by Canadian generally accepted accounting principles ("GAAP") for annual financial statements and therefore should be read in conjunction with the most recent annual financial statements of Ivanhoe Mines Ltd. ("the Company") for the year ended December 31, 2002 (the "Annual Financial Statements"). The Company and its subsidiaries and joint venture are collectively referred to as "Ivanhoe Mines".

These financial statements follow the same accounting policies and methods of their application as the Annual Financial Statements.

Certain of the comparative figures have been reclassified to conform with the presentation in the Annual Financial Statements.

2. ABM MINING LIMITED ("ABM")

In the first quarter of 2003, the management of ABM advised Ivanhoe Mines that ABM would likely need to supplement anticipated cash flow from project operations with additional capital in order to cover budgeted operating costs. The funding shortfall had arisen because of the recent rapid appreciation of the Australian dollar (A$) against the US dollar. ABM management requested, and Ivanhoe Mines agreed to make available, an A$8 million working capital credit facility to enable ABM to meet any such shortfalls that may arise in the immediate future. ABM management also advised Ivanhoe Mines that it planned to continue exploring suitable alternatives for obtaining any future credit facilities it requires from external sources but that there is no assurance that it would be successful in doing so. In May 2003, Ivanhoe Mines advanced ABM A$5 million from the working capital credit facility and, based on current foreign currency exchange rates, ABM expects to drawdown the balance of the facility by September 30, 2003.

As at June 30, 2003, the net carrying value of the Savage River operation's assets and liabilities which are included in these financial statements is $30,241,000 (December 31, 2002 -$31,411,000).

3. MYANMAR IVANHOE COPPER COMPANY LIMITED ("JVCO")

The Annual Financial Statements disclosed that at December 31, 2002, JVCo was not in compliance with the minimum working capital requirement in its credit agreement, and had not received a waiver from its lenders with respect to this requirement and also with respect to the non-compliance with certain other financial covenants in the credit agreement.

During the six-month period ended June 30, 2003, JVCo made a debt repayment of approximately $8.7 million and contributed approximately $1.4 million into a debt service account. However, JVCo's contribution into the debt service account was deficient by approximately $7.3 million, as it should have covered the next principal and interest payments due at the end of August 2003. Management of the JVCo is of the opinion that JVCo will make the next semi-annual debt payment due at the end of August 2003 and that the lenders will not demand repayment of the loan, notwithstanding the foregoing. There is no assurance, however, that the lenders will not make such a demand. Accordingly, as required by GAAP, the entire amount of Ivanhoe Mines' share of JVCo's loan payable aggregating $18,750,000 at June 30, 2003 and $22,500,000 at December 31, 2002 has been included in current liabilities.

IVANHOE MINES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)
(Unaudited)
--------------------------------------------------------------------------------

4. LONG-TERM DEBT

                                                 JUNE 30,  December 31,
                                                  2003         2002
                                               ----------  ------------
JVCo:
   Share of loan payable                       $   18,750  $     22,500
ABM:
   Deferred purchase obligation                     6,134         5,130
   Equipment purchase loans                         1,950         1,670
                                               ----------  ------------
                                                   26,834        29,300
Less: Amount included in current liabilities      (20,224)      (23,766)
                                               ----------  ------------
                                               $    6,610  $      5,534
                                               ==========  ============

All of the long-term debt is non-recourse to the Company.

5. SHARE CAPITAL

In the three-month period ended June 30, 2003, 450,000 options were granted, 140,833 options were exercised and 166,667 options were cancelled.

Stock options outstanding at August 28, 2003 totalled 9,909,844 with exercise prices and expiry dates ranging from Cdn $0.95 to Cdn $6.74 and November 8, 2003 to June 12, 2013, respectively. At August 28, 2003, a total of 248,785,622 Common Shares of the Company were outstanding.

IVANHOE MINES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)
(Unaudited)
--------------------------------------------------------------------------------

6. SEGMENTED INFORMATION

                                                                         THREE MONTHS ENDED JUNE 30, 2003
                                                          ---------------------------------------------------------------
(Stated in 000's)                                            COPPER        IRON     EXPLORATION   CORPORATE     TOTAL
-----------------                                         -----------  -----------  -----------  -----------  -----------
REVENUE                                                   $     5,532  $    17,486  $        --  $        --  $    23,018
COST OF OPERATIONS                                             (2,637)     (18,971)          --           --      (21,608)
WRITE-DOWN OF WORK IN PROGRESS INVENTORY                       (4,287)          --           --           --       (4,287)
DEPRECIATION AND DEPLETION                                     (1,289)      (1,175)          --           --       (2,464)
                                                          -----------  -----------  -----------  -----------  -----------
OPERATING LOSS                                                 (2,681)      (2,660)          --           --       (5,341)
   General and administrative                                    (147)         (39)          --       (3,144)      (3,330)
   Interest on long-term debt                                    (278)        (169)          --           --         (447)
   Exploration expenses                                            --           --      (15,186)          --      (15,186)
   Depreciation                                                    --           --         (392)         (12)        (404)
                                                          -----------  -----------  -----------  -----------  -----------
INCOME (LOSS) BEFORE THE FOLLOWING                             (3,106)      (2,868)     (15,578)      (3,156)     (24,708)
   Mining property shut-down costs                                 --           --           --         (667)        (667)
   Interest income                                                  2           17            5          586          610
   Foreign exchange gain (loss)                                   (52)        (493)         (35)       6,047        5,467
   Share of loss of significantly influenced investee              --           --           --         (384)        (384)
   Other income                                                     1          450           --          273          724
                                                          -----------  -----------  -----------  -----------  -----------
INCOME (LOSS) BEFORE INCOME AND CAPITAL TAXES                  (3,155)      (2,894)     (15,608)       2,699      (18,958)
   (Provision for) recovery of income and capital taxes          (205)          18          (42)         (82)        (311)
                                                          -----------  -----------  -----------  -----------  -----------
NET INCOME (LOSS)                                         $    (3,360) $    (2,876) $   (15,650) $     2,617  $   (19,269)
                                                          ===========  ===========  ===========  ===========  ===========
EXPENDITURES ON CAPITAL ASSETS
   Pre-stripping costs                                    $       352  $     2,966  $        --  $        --  $     3,318
   Other                                                          388          160          591          236        1,375
                                                          -----------  -----------  -----------  -----------  -----------
                                                          $       740  $     3,126  $       591  $       236  $     4,693
                                                          -----------  -----------  -----------  -----------  -----------
TOTAL ASSETS                                              $   140,823  $    63,127  $    15,166  $    83,074  $   302,190
                                                          -----------  -----------  -----------  -----------  -----------

                                                                         THREE MONTHS ENDED JUNE 30, 2002
                                                          ---------------------------------------------------------------
(Stated in 000's)                                           COPPER         IRON     EXPLORATION   CORPORATE      TOTAL
-----------------                                         -----------  -----------  -----------  -----------  -----------
REVENUE                                                         5,434       19,370           --           --       24,804
COST OF OPERATIONS                                             (2,719)     (14,630)          --           --      (17,349)
DEPRECIATION AND DEPLETION                                       (986)        (902)          --           --       (1,888)
                                                          -----------  -----------  -----------  -----------  -----------
OPERATING PROFIT                                                1,729        3,838           --           --        5,567
   General and administrative                                    (196)         (27)          --       (2,676)      (2,899)
   Interest on long-term debt                                    (373)        (834)          --           --       (1,207)
   Exploration expenses                                            --           --       (5,435)          --       (5,435)
   Depreciation                                                    --           --          (66)          (7)         (73)
                                                          -----------  -----------  -----------  -----------  -----------
INCOME (LOSS) BEFORE THE FOLLOWING                              1,160        2,977       (5,501)      (2,683)      (4,047)
   Mining property shut-down costs                                 --           --           --         (325)        (325)
   Interest income                                                 18           29            6          323          376
   Foreign exchange gain (loss)                                   (23)         843           73        1,710        2,603
   Other income (expense)                                           4          173          (22)          (1)         154
                                                          -----------  -----------  -----------  -----------  -----------
INCOME (LOSS) BEFORE INCOME AND CAPITAL TAXES                   1,159        4,022       (5,444)        (976)      (1,239)
   (Provision for) recovery of income and capital taxes            11       (1,933)         173          401       (1,348)
                                                          -----------  -----------  -----------  -----------  -----------
NET INCOME (LOSS)                                               1,170        2,089       (5,271)        (575)      (2,587)
                                                          ===========  ===========  ===========  ===========  ===========
EXPENDITURES ON CAPITAL ASSETS
   Pre-stripping costs                                    $        68  $     5,573  $        --  $        --  $     5,641
   Other                                                          650       (1,136)       1,681           63        1,258
                                                          -----------  -----------  -----------  -----------  -----------
                                                          $       718  $     4,437  $     1,681  $        63  $     6,899
                                                          -----------  -----------  -----------  -----------  -----------
TOTAL ASSETS                                              $   146,521  $    74,285  $    13,332  $    69,449  $   303,587
                                                          -----------  -----------  -----------  -----------  -----------

IVANHOE MINES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)
(Unaudited)

6. SEGMENTED INFORMATION (CONTINUED)

                                                                         SIX MONTHS ENDED JUNE 30, 2003
                                                        ---------------------------------------------------------------
(Stated in 000's)                                          COPPER       IRON      EXPLORATION   CORPORATE      TOTAL
-----------------                                       -----------  -----------  -----------  -----------  -----------
REVENUE                                                 $    10,112  $    33,454  $        --  $        --  $    43,566
COST OF OPERATIONS                                           (4,856)     (34,813)          --           --      (39,669)
WRITE-DOWN OF WORK IN PROGRESS INVENTORY                     (4,287)          --           --           --       (4,287)
DEPRECIATION AND DEPLETION                                   (2,402)      (2,008)          --           --       (4,410)
                                                        -----------  -----------  -----------  -----------  -----------
OPERATING LOSS                                               (1,433)      (3,367)          --           --       (4,800)
   General and administrative                                  (287)         (66)          --       (5,959)      (6,312)
   Interest on long-term debt                                  (582)        (312)          --           --         (894)
   Exploration expenses                                          --           --      (25,993)          --      (25,993)
   Depreciation                                                  --           --         (613)         (12)        (625)
                                                        -----------  -----------  -----------  -----------  -----------
LOSS BEFORE THE FOLLOWING                                    (2,302)      (3,745)     (26,606)      (5,971)     (38,624)
   Mining property shut-down costs                               --           --           --       (1,524)      (1,524)
   Interest income                                                9          106            5          821          941
   Foreign exchange gain (loss)                                 (92)        (440)        (118)       8,783        8,133
   Gain on sale of investments                                   --           --           --        4,625        4,625
   Share of loss of significantly influenced investee            --           --           --         (613)        (613)
   Other income (expense)                                         3          460           (1)         273          735
                                                        -----------  -----------  -----------  -----------  -----------
INCOME (LOSS) BEFORE INCOME AND CAPITAL TAXES                (2,382)      (3,619)     (26,720)       6,394      (26,327)
   Provision for income and capital taxes                      (370)         (26)         (53)        (946)      (1,395)
                                                        -----------  -----------  -----------  -----------  -----------
NET INCOME (LOSS)                                       $    (2,752) $    (3,645) $   (26,773) $     5,448  $   (27,722)
                                                        ===========  ===========  ===========  ===========  ===========
EXPENDITURES ON CAPITAL ASSETS
   Pre-stripping costs                                  $       826  $     5,378  $        --  $        --        6,204
   Other                                                        851        1,313          730            7        2,901
                                                        -----------  -----------  -----------  -----------  -----------
                                                        $     1,677  $     6,691  $       730  $         7  $     9,105
                                                        -----------  -----------  -----------  -----------  -----------
TOTAL ASSETS                                            $   140,823  $    63,127  $    15,166  $    83,074  $   302,190
                                                        -----------  -----------  -----------  -----------  -----------


                                                                           SIX MONTHS ENDED JUNE 30, 2002
                                                          --------------------------------------------------------------
(Stated in 000's)                                           COPPER         IRON     EXPLORATION   CORPORATE     TOTAL
-----------------                                         -----------  -----------  -----------  -----------  -----------
REVENUE                                                        10,087       36,492           --           --       46,579
COST OF OPERATIONS                                             (5,093)     (27,297)          --           --      (32,390)
DEPRECIATION AND DEPLETION                                     (2,070)      (2,079)          --           --       (4,149)
                                                          -----------  -----------  -----------  -----------  -----------
OPERATING PROFIT                                                2,924        7,116           --           --       10,040
   General and administrative                                    (283)         (36)          --       (4,505)      (4,824)
   Interest on long-term debt                                    (898)      (1,539)          --           --       (2,437)
   Exploration expenses                                            --           --       (8,313)          --       (8,313)
   Depreciation                                                    --           --         (106)          (7)        (113)
                                                          -----------  -----------  -----------  -----------  -----------
INCOME (LOSS) BEFORE THE FOLLOWING                              1,743        5,541       (8,419)      (4,512)      (5,647)
   Mining property shut-down costs                                 --           --           --         (947)        (947)
   Interest income                                                 54           53           12          451          570
   Foreign exchange gain (loss)                                   (23)       1,045           64        1,822        2,908
   Other income                                                     6           32            9        3,076        3,123
                                                          -----------  -----------  -----------  -----------  -----------
INCOME (LOSS) BEFORE INCOME AND CAPITAL TAXES                   1,780        6,671       (8,334)        (110)           7
   (Provision for) recovery of income and capital taxes          (123)      (3,654)         645          983       (2,149)
                                                          -----------  -----------  -----------  -----------  -----------
NET INCOME (LOSS)                                               1,657        3,017       (7,689)         873       (2,142)
                                                          ===========  ===========  ===========  ===========  ===========
EXPENDITURES ON CAPITAL ASSETS
   Pre-stripping costs                                    $       171  $     7,129  $        --  $        --  $     7,300
   Other                                                        1,137          145        7,856           64        9,202
                                                          -----------  -----------  -----------  -----------  -----------
                                                          $     1,308  $     7,274  $     7,856  $        64  $    16,502
                                                          -----------  -----------  -----------  -----------  -----------
TOTAL ASSETS                                              $   146,521  $    74,285  $    13,332  $    69,449  $   303,587
                                                          -----------  -----------  -----------  -----------  -----------

IVANHOE MINES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)
(Unaudited)
--------------------------------------------------------------------------------

7.  INVENTORY WRITE-DOWN

    During the three months ended June 30, 2003, Ivanhoe Mines wrote down its copper inventory as a result of a downward adjustment in the estimated recoverable quantities of copper on the heaps. Ivanhoe Mines continues to review the underlying technical data and accordingly may subsequently increase or decrease the amount of this write-down. The amount of any adjustment may be material.

8.  SUPPLEMENTARY CASH FLOW INFORMATION

(a) During the three months ended June 30, 2003, 21,290,080 Special Warrants were exercised resulting in the issue of 21,290,090 common shares of the Company.

    During the three months ended March 31, 2003, 20,000,000 Special Warrants were exercised resulting in the issue of 20,000,000 common shares of the Company.

    During the three months ended June 30, 2002, the Company issued 287,678 Common Shares at a deemed value of $600,000 in respect of the purchase of
    7.4 million common shares of Intec Ltd.

    During the three months ended June 30, 2002, the Company divested itself of its iron ore project in Norway and extinguished the related outstanding debt of $3.5 million.

    During the three months ended March 31, 2002, Ivanhoe Mines exchanged its investment in GTL Resources Plc, which had a carrying value of $1.4 million, for an equity interest in Resource Investment Trust with a fair value of $1.9 million.

    Also during the three months ended March 31, 2002, Ivanhoe Mines completed the earn-in of a 100% interest in the Oyu Tolgoi project in Mongolia by paying cash of $1 million and by incurring an obligation to make a $4 million payment within one year.

    Lastly, during the three months ended March 31, 2002, Ivanhoe Mines realized a gain of $2,568,000 (included in other income), of which $1,248,000 was non-cash, relating to the payment of a note receivable from Olympus Pacific Minerals Ltd. that had been written off in prior years.

(b)


                                 Three Months Ended June 30,         Six Months Ended June 30,
                                 ---------------------------         -------------------------
$(000)                              2003              2002               2003          2002
------                           ---------         ---------          ---------     -----------
Interest paid                    $     271         $     496          $     625     $     1,042
Income and capital taxes paid          162               134                366             256

IVANHOE MINES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)
(Unaudited)
--------------------------------------------------------------------------------

8.  SUPPLEMENTARY CASH FLOW INFORMATION (CONTINUED)

(c) Net change in non-cash working capital items:


                                                Three Months Ended June 30,         Six Months Ended June 30,
                                                ---------------------------         -------------------------
$(000)                                             2003              2002             2003           2002
------                                          ---------         ---------         ---------     -----------
Accounts receivable                             $  (2,144)        $    (252)        $  (3,193)    $    (1,920)
Inventories                                           273            (1,752)              202          (2,063)
Prepaid expenses                                     (758)             (417)           (1,998)           (989)
Accounts payable and accrued liabilities            1,895                51             2,011           3,077
                                                ---------         ---------         ---------     -----------
                                                $    (734)        $  (2,370)        $  (2,978)    $    (1,895)
                                                ---------         ---------         ---------     -----------

9.  SUBSEQUENT EVENTS

(a) On July 31, 2003, the Company completed the MX Capital Corp. ("MX") transaction. The Company and MX have agreed to jointly develop certain early-stage exploration and mining projects in Mongolia and South Korea. The Company transferred certain projects to MX in consideration for 36,781,479 shares of MX, representing approximately 75% of MX's outstanding share capital. The transfer of these projects will be accounted for at their carrying value with no gain or loss being recognized by the Company. At June 30, 2003 the carrying value of these assets was $2.3 million. Prior to the transfer, MX had a nominal amount of assets and liabilities other than to the Company.

    Also in July 2003, the Company provided MX with the final Cdn$0.6 million of the Cdn$1.0 million convertible non-interest bearing loan facility. This loan was converted on July 31, 2003 into 5,000,000 shares of MX, increasing the Company's equity to approximately 80% of MX's outstanding share capital. At June 30, 2003, Cdn$0.4 million (US$0.3 million) of the convertible loan had been drawn down and is included in Other Assets.

    In August 2003, the Company entered into an agreement to loan MX a further US$1 million. The loan is interest bearing and matures 90 days after the date of demand by the Company. The Company has the option to convert the loan into shares of MX, in whole or part, at Cdn$0.25 per share.

(b) In August 2003, Intec Ltd ("Intec"), a company in which Ivanhoe Mines has a 19.9% interest, announced a three for five renounceable entitlements issue of 87.6 million new shares at A$0.03 per share. Under the issue Ivanhoe Mines has advised Intec that it intends to take up its 17.4 million entitlement shares (A$0.5 million or approximately $0.3 million) as well as to act as priority sub-underwriter for up to 32.6 million shares (A$1.0 million or approximately $0.6 million). If Ivanhoe Mines receives the maximum possible shortfall of 32.6 million shares, in addition, to its entitlement of 17.4 million shares, it will increase its shareholding in Intec to 33.8%. The renounceable entitlements issue is expected to close in September 2003.

(c) In August 2003, the Company entered into an agreement to acquire a capital asset for approximately $2.4 million.

(d) In August 2003, the Company entered into an agreement to acquire certain mineral property interests for approximately $3.9 million.

IVANHOE MINES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
(Stated in U.S. dollars)
--------------------------------------------------------------------------------

OVERVIEW

Ivanhoe Mines is an international mining company developing a major new discovery of gold and copper at the Turquoise Hill project (Oyu Tolgoi) in southern Mongolia. It also has regional exploration programs, targeting gold and copper principally in Mongolia and China.

Ivanhoe produces copper, gold and iron ore products from various mines in the Asia Pacific region.

During the second quarter Ivanhoe Mines continued to concentrate the majority of it's cash resources and management time to the Turquoise Hill project. The Company spent a total of $15.2 million in exploration during the quarter of which $12.8 million was spent in Mongolia.

MONGOLIA

o In Q2'03, Ivanhoe Mines accelerated its drilling efforts on the Far North Zone. In July 2003, Ivanhoe Mines announced the highest-grade intersections of copper and gold mineralization that have been encountered to date on the Turquoise Hill project. Following the last two years of exploration, the Turquoise Hill project is now ranked as one of the largest copper and gold porphyry deposits in the world.

o In August 2003, Ivanhoe Mines received from AMEC E&C Services Limited a revised update of the existing mineral resources. AMEC estimated that the Turquoise Hill project contained at July 7, 2003 the following inferred and additional indicated mineral resources, using a 0.3% copper equivalent cut-off grade:

                                                  Gold       Copper     Gold
                           Tonnes     Copper   gram/tonne    Million   Million
Mineral Resource           Million      %       ("g/t")      Tonnes    Ounces
----------------           -------    ------   ----------    -------   -------
Inferred                     2,450     0.61%      0.14         15.1      11.4
Indicated                      509     0.40%      0.59          2.1       9.7

o Scoping studies to formulate optimal project development concepts are underway. Current studies are investigating the development of an open-pit/underground operation that would process between 40,000 to 100,000 tonnes of ore per day.

o In July 2003, Ivanhoe Mines announced the discovery of several large aquifers near the site of the Turquoise Hill project. Independent consultants are currently estimating that the aquifers are capable of providing sufficient water to meet the process requirements for a 50,000 tonne-per day mining operation.

IVANHOE MINES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
(Stated in U.S. dollars)
--------------------------------------------------------------------------------

CORPORATE

o In April 2003, the Company raised a total of approximately $50.8 million (Cdn$74.5 million) through the issue of 21.3 million common shares of the Company at Cdn$3.50 per share. The majority of the proceeds from the financing will be used to finance the exploration and development of the Mongolian properties.

o The net loss for the Q2'03 was $19.3 million, or $0.08 per share, compared with a loss of $2.6 million or $0.01 per share in Q2'02. Included in the Q2'03 loss is:

    o Exploration division expenses, net after tax, of $15.7 million (Q2'02 - $5.3 million) including total expenditures of $12.8 million in Mongolia.

    o A loss of $3.4 million (Q2'02 - $1.2 million profit), including a $4.3 million inventory write-down, from the S&K Mine copper operations in Myanmar.

    o A loss of $2.9 million (Q2'02 - $2.1 million profit) from the Savage River Mine operation in Australia.

    o Corporate division profit of $2.6 million (Q2'02 - $0.6 million loss), including a gain on foreign exchange of $6.0 million, general and administrative expenses of $3.1 million and mining property care and maintenance costs in Kazakhstan of $0.7 million.

IVANHOE MINES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
(Stated in U.S. dollars)
--------------------------------------------------------------------------------

CRITICAL ACCOUNTING POLICIES

A detailed summary of all of Ivanhoe Mines Ltd.'s (the "Company") significant accounting policies is included in Note 2 to the annual Consolidated Financial Statements for the year ended December 31, 2002.

Management is required to make assumptions and estimates that affect the valuation of its mineral assets. Significant estimates used in the valuation of inventories and capital assets include quantities of mineral in heaps and in circuit, proven and probable ore reserves, the estimated recoverable tonnes of ore, the expected economic life of and the estimated future operating results and net cash flows from mining property, plant and equipment, and the anticipated reclamation costs of mine sites.

Following generally accepted accounting principles, impairments in the valuation of mineral assets are recorded in the Company's consolidated financial statements, while increases in the valuation of mineral assets are not permitted. The most likely changes in estimates used in the valuation of mineral assets are the changes in estimates based on noticeable changes in trends of operating costs and commodity prices. A small percentage change in costs or revenues, when spread over the remaining life of a mining project, that can exceed twenty years, can have a significant impact on the valuation calculations, resulting in a material reduction in the valuation of Ivanhoe Mines' mineral assets.

FORWARD LOOKING STATEMENTS

Except for statements of historical fact relating to the Company together with its subsidiaries and joint venture (collectively referred to as "Ivanhoe Mines"), certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project costs overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors described in this report under the heading "Outlook". The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

IVANHOE MINES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
(Stated in U.S. dollars)
--------------------------------------------------------------------------------

EXPLORATION AND DEVELOPMENT

Exploration and development expenses in Q2'03 totalled $15.2 million, compared to $5.4 million in Q2'02. The majority of the $9.8 million increase is due to the increased activities in the Turquoise Hill project and other Mongolian properties.

a) MONGOLIA - At the end of June 2003, Ivanhoe Mines held 111 exploration licenses covering approximately 9.5 million hectares and has applications on 3 licenses totalling an additional 243,000 hectares. In Q2'03 Ivanhoe Mines spent $12.8 million on Mongolian properties and the main focus of exploration and development activities was on the Turquoise Hill project ($9.0 million) and the Kharmagtai, Shuteen and the Saran Uul projects.

    i) TURQUOISE HILL DEVELOPMENT- Several engineering studies were ongoing at Turquoise Hill during Q2'03. The studies included open pit and underground mining methods for the Southwest and Far North deposits, metallurgical studies on the Southwest, Central Oyu and Far North deposits and acid rock drainage studies on Southwest and Central Oyu deposits.

    In July 2003, Ivanhoe Mines announced that the drilling for groundwater resources, in areas surrounding the Turquoise Hill project, had discovered aquifers with estimated capacity sufficient to generate water volumes necessary to support a 50,000 tonne per day mining operation.

    In Q2'03 Chinese authorities in the province of Inner Mongolia announced the approval of construction for an upgraded 226-kilometre highway that will provide a direct link between the Mongolian border crossing, 80 kilometres south of the Turquoise Hill project, and the Trans-China Railway system. Ivanhoe has initiated discussions with Mongolian and Chinese government authorities to extend the highway by an additional 80 kilometres to the Turquoise Hill site.

    ii) TURQUOISE HILL EXPLORATION -

    In August 2003, AMEC E&C Services Inc. released a revised update to its Q1'03 estimate of the existing mineral resources of the Far North Extension at Turquoise Hill. AMEC increased the Far North Extension inferred resource, using a 0.60% copper equivalent cut-off grade, from 489 million tonnes grading 1.08% copper and 0.07 g/t gold to 643 million tonnes grading 1.19% copper and 0.10 g/t gold.

    Drilling at the Far North Zone also has delineated a high-grade core of inferred resources greater than 2% copper equivalent within this larger mineralized envelope that contains 70.8 million tonnes grading 2.92% copper and 0.30 g/t gold. The tonnage in the high-grade zone is more than double the amount of AMEC's previous estimate issued in Q1'03 and is expected to greatly enhance the parameters of various commercial mining scenarios currently being modelled by Ivanhoe's independent consultants.

    AMEC, using a 0.30% copper equivalent cut-off, now estimates that the Turquoise Hill project contains estimated inferred resources totalling 2.4 billion tonnes grading

IVANHOE MINES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
(Stated in U.S. dollars)
--------------------------------------------------------------------------------

    0.61% copper and 0.14 g/t gold. This represents an increase of 40% in the amount of copper and a 12% increase in the amount of gold previously reported by AMEC in their mineral resource report issued in Q1'03.

    In addition, using the same 0.30% copper equivalent cut-off grade, 509 million tonnes of indicated resources are estimated in the Southwest Zone grading 0.4% copper and 0.59 g/t gold.

                                                          Copper     Gold
                            Tonnes     Copper     Gold    Million   Million
Mineral Resource           Million       %         g/t    Tonnes    Ounces
----------------           -------     ------     ----    -------   -------
Inferred                     2,450     0.61%      0.14     15.1      11.4
Indicated                      509     0.40%      0.59      2.1       9.7

A summary extracted from the AMEC report containing details of the mineral resource estimates at various copper equivalent cut-off grades is available on Ivanhoe Mines's web site at http://www.ivanhoe-mines.com.

iii) KHARMAGTAI AND OVOOT HYAR PROJECTS - These two properties contain several copper/gold targets. During Q2'03, a second phase of diamond drilling was completed on the Gold Hill prospect and a first phase of drilling was completed on the Chun prospect. Regional reconnaissance work was performed on the remaining projects. In Q2'03 a total of approximately $1.1 million was spent on these various projects.

iv) SARAN UUL - Based on the results from a gradient array induced polarization survey completed in Q1'03, a total of 25 trenches totalling approximately 17,000 metres and 13 diamond drill holes totalling 3,844 metres were completed during Q2'03. In Q2'03 a total of approximately $0.6 million was spent on this project.

v) OYUT ULAAN - Following detailed geological mapping and induced polarization surveys in 2002, diamond drilling started in June 2003 on this gold-copper project. Assay results are pending. In Q2'03 a total of approximately $0.3 million was spent on this project.

vi) SHUTEEN - Four diamond drill holes totalling almost 2,000 metres were completed in Q2'03. In Q2'03 a total of approximately $0.4 million was spent on this project.

vii) MX CAPITAL - In July 2003 Ivanhoe Mines completed a transaction with MX Capital Corp. ("MX"), a private Canadian mineral exploration company, whereby Ivanhoe Mines transferred to MX a series of early-stage Mongolian exploration licenses covering approximately 3.1 million hectares (31,000 sq. km) in the South Gobi region of Mongolia, and located approximately 150 kilometres west of the Turquoise Hill project. These licenses, combined with MX's existing Mongolia licenses, cover approximately 4.0 million hectares (40,000 sq. km.) throughout the prospective South Gobi porphyry belt. In addition, Ivanhoe transferred to MX its

IVANHOE MINES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
(Stated in U.S. dollars)
--------------------------------------------------------------------------------

    Korean gold and silver projects, including the Eunsan gold and silver mine, located in Chollanam-Do Province, South Korea. In consideration for these assets, MX issued approximately 36.8 million MX common shares to Ivanhoe Mines. Ivanhoe Mines also invested Cdn$1,000,000 in cash to purchase 5,000,000 MX units, each consisting of one MX common share and one share purchase warrant exercisable for a period of one year to purchase one additional MX common share at a price of Cdn$0.22, thereby increasing Ivanhoe Mines' equity interest in MX to approximately 80% on a fully diluted basis. Ivanhoe Mines has also agreed in principle to loan to MX up to an additional US$1,000,000, convertible, subject to certain restrictions, into MX common shares at a price of Cdn$0.25.

b) MYANMAR - Underground work continued at Modi Taung during Q2'03, including a total of approximately 829 meters of adit extension following the Shwesin and the Htongyi Taung vein systems. During Q2'03 a surface diamond drilling program was undertaken on the southeast projection of the Htongyi Taung vein system. A total of 1,393 metres was drilled during Q2'03. Total exploration expenditures in Q2'03 totalled approximately $0.7 million.

c) OTHER -

    i) CHINA: PACIFIC MINERALS - Ivanhoe is exploring for gold, copper and platinum-group metals ("PGMs") in China primarily through a joint venture with Pacific Minerals Inc. Ivanhoe has the right to participate in the development of Pacific's 217 Gold project in Inner Mongolia, the JBS Platinum Palladium project in Yunnan Province, and a right of first refusal to participate in any new mineral projects discovered by Pacific in China (excluding Anhui Province). In each case, Ivanhoe will have the right to earn an 80% interest in each property by advancing it to production.

    ii) INNER MONGOLIA: IVANHOE MINES - Throughout Q2'03, Ivanhoe conducted extensive reconnaissance programs to identify high-priority targets based upon geologic models developed at Turquoise Hill and other epithermal-style deposits. In August 2003, Ivanhoe announced that the Company entered into a comprehensive joint venture with a Chinese government entity to explore for and develop gold, copper, silver, molybdenum and other minerals on three advanced projects in Inner Mongolia.

    The three projects are in addition to the Oblaga gold-copper-molybdenum project also located in Inner Mongolia.

IVANHOE MINES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
(Stated in U.S. dollars)
--------------------------------------------------------------------------------

OPERATIONS

COPPER OPERATION
S&K MINE, MYANMAR

                                                                             Three months ended June 30, 2003
                                        -------------------------------------------------------------------------------------
                                                                    Total Operation                Company's 50% net share
                                                               ----------------------------     -----------------------------
                                                                                 % Increase                        % Increase
                                                               2003      2002    (decrease)     2003       2002    (decrease)
                                                             ------     -----    ----------     -----      ----    ----------
Total tonnes moved                      Tonnes (000's)        4,548     3,623          26%
Tonnes of ore to heap                   Tonnes (000's)        2,260     1,842          23%
Grade                                   CuCn %                 0.57%     0.66%        (14%)
Strip ratio                             Waste/Ore              0.86      0.40         115%
Cathode production                      Tonnes                6,744     7,143          (6%)     3,372      3,572        (6%)
Tonnage sold                            Tonnes                7,112     7,050           1%      3,556      3,525         1%
Average sale price received             US$/pound                                               $0.74      $0.73         2%
Sales                                   US$(000)                                                5,532      5,434         2%
Cost of operations                      US$(000)                                                2,637      2,719        (3%)
Write-down of inventory                 US$(000)                                                4,287         --       100%
Operating profit (loss)                 US$(000)                                               (2,681)     1,729      (255%)


                                                                                Six months ended June 30, 2003
                                        ---------------------------------------------------------------------------------------
                                                                       Total Operation              Company's 50% net share
                                                             ---------------------------------   ------------------------------
                                                                                   % Increase                        % Increase
                                                                2003       2002     (decrease)   2003      2002      (decrease)
                                                             -------     -------    ----------  ------    -------    ----------
Total tonnes moved                      Tonnes (000's)         9,957       6,374        56%
Tonnes of ore to heap                   Tonnes (000's)         4,530       3,396        33%
Grade                                   CuCn %                  0.56%       0.60%       (7%)
Strip ratio                             Waste/Ore               0.93        0.47        98%
Cathode production                      Tonnes                12,874      13,628        (6%)     6,437      6,814       (6%)
Tonnage sold                            Tonnes                12,966      13,558        (4%)     6,483      6,779       (4%)
Average sale price received             US$/pound                                                $0.74      $0.71        5%
Sales                                   US$(000)                                                10,112     10,087        0%
Cost of operations                      US$(000)                                                 4,856      5,093       (5%)
Write-down of inventory                 US$(000)                                                 4,287          -      100%
Operating profit (loss)                 US$(000)                                                (1,433)     2,924     (149%)

In Q2'03, the S&K Mine's operations experienced both the lowest and the highest levels of monthly copper production since the start of operations in 1998. In April 2003, as a result of a major electrical equipment breakdown, the mine was shutdown for 10 days and produced only 1,608 tonnes of copper. In May 2003, a total of 2,601 tonnes of copper was produced, the highest level since the start of operations. This increased production was the result of improved copper production capacity from the pilot plant and the mine's efforts undertaken over the last twelve months to increase the heap capacity. In May and June 2003, the S&K Mine produced copper cathode at an annual average rate of 30,700 tonnes per annum. The management of the S&K Mine is confident that it will be successful in maintaining production at a similar rate for the remainder of fiscal 2003.

IVANHOE MINES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
(Stated in U.S. dollars)
--------------------------------------------------------------------------------

The mine moved a total of 4.5 million tonnes in Q2'03 compared to 3.6 million tonnes in Q2'02. The construction and stacking of various heap cells continued during the quarter resulting in a 23% increase in total ore stacked in Q2'03 compared to Q2'02.

Total copper sale revenues in Q2'03 increased by 2% over Q2'02 as a result of increased copper prices. Excluding a $4.3 million write-down against heaps metal inventories, operating costs in Q2'03 decreased by 3% over Q2'02 mainly due to decreases in extractant, freight and insurance net of increases in equipment rental charges, explosives, and electrical parts.

During Q2'03, Ivanhoe Mines wrote down its share of the S&K Mine inventory of metal on the heaps by approximately $4.3 million, as a result of a downward adjustment in the estimated recoverable quantities of copper on the heaps. Ivanhoe Mines continues to review the underlying technical data and accordingly may subsequently increase or decrease the amount of this write-down. The amount of any adjustment may be material.

In Q2'03, the mine capitalized approximately $352,000 in costs of removing additional waste material.

No decisions have been made to implement the expansion plan contemplated by the scoping study submitted in Q1'03 or any other plan for developing the Letpadaung deposit. The new economic sanctions against Myanmar recently enacted by the United States and Great Britain prohibit the exportation or re-exportation of financial services to Myanmar either from the United States or by any United States person. The management of the S&K Mine is hopeful it will be able to adapt to these new sanctions and continue to maintain the mine operations. For the last several years, the S&K Mine has not transferred funds to nor received any transfer of funds from the Company.

At the end of July 2003, the S&K Mine had $3.4 million in cash. The management of the S&K Mine intends to assign most of its August's cash flows to repay the $8.7 million in principal and interest loan payment due at the end of the August.

IVANHOE MINES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
(Stated in U.S. dollars)
--------------------------------------------------------------------------------

IRON OPERATION

SAVAGE RIVER MINE, TASMANIA

                                                     Three months ended June 30, 2003
                                           -----------------------------------------------------
                                                                                       Percent
                                                                                       Increase
                                                                   2003       2002    (decrease)
                                                                 --------    -------  ----------
Total volumes moved                        BCM (000's)              2,586      2,397          8%
Tonnes milled                              (000's)                  1,278      1,238          3%
Strip ratio                                BCM waste/BCM ore          7.6        7.4          3%
Concentrate production                     (000's)                    513        587        (13%)
Iron content                               Fe%                       30.5%      36.0%       (15%)
Pellet production                          Tonnes                 534,172    576,264         (7%)
Pellet sales                               Tonnes                 556,839    607,275         (8%)
Sales                                      US$/tonne                  $31        $32         (2%)
                                           US$(000)                17,486     19,370        (10%)
Cost of operations                         US$(000)                18,971     14,630         30%
Operating profit (loss)                    US$(000)                (2,660)     3,838       (169%)
Average foreign exchange rate              US$/AUD$                0.6409     0.5511         16%


                                                          Six months ended June 30, 2003
                                           -------------------------------------------------------
                                                                                         Percent
                                                                                         Increase
                                                                  2003        2002      (decrease)
                                                                --------    ---------   ----------
Total volumes moved                        BCM (000's)             5,318        4,872          9%
Tonnes milled                              (000's)                 2,673        2,374         13%
Strip ratio                                BCM waste/BCM ore         7.9          6.4         24%
Concentrate production                     (000's)                 1,121        1,132         (1%)
Iron content                               Fe%                      31.8%        36.1%       (12%)
Pellet production                          Tonnes               1,112,851   1,109,759          0%
Pellet sales                               Tonnes               1,128,244   1,194,460         (6%)
Sales                                      US$/tonne                  $30         $31         (3%)
                                           US$(000)                33,454      36,492         (8%)
Cost of operations                         US$(000)                34,813      27,297         28%
Operating profit (loss)                    US$(000)                (3,367)      7,116       (147%)
Average foreign exchange rate              US$/AUD$                0.6169      0.5348         15%

IVANHOE MINES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
(Stated in U.S. dollars)
--------------------------------------------------------------------------------

Total pellet production in Q2'03 decreased by 7% over Q2'02. The decrease in production was a combination of a 15% decrease in grade offset by a 3% increase in tonnes milled resulting in a 13% decrease in concentrate tonnage production.

Total tonnage of pellets sold in Q2'03 decreased by 8% over Q2'02. The majority of the second quarter decrease in sale volumes is attributed to lower concentrate production and shipment delays at the end of the quarter. The average pellet prices remained approximately the same for both quarters. Highly competitive conditions continued to prevail in iron ore markets throughout 2003. Most of Savage River's planned production over the next 3-4 years has now been taken up in supply contracts. Prices for iron ore lumps and fines were settled during the quarter and negotiations for pellet prices should be finalized in the third quarter with expected price increase in the 9-10% range.

Operating profit decreased from $3.8 million in Q2'02 to a loss of $2.7 million in Q2'03. The $6.5 million decrease in profit is the result of a $1.9 million decrease in revenue, a $4.3 million increase in cost of operations and a $0.3 million increase in depreciation.

In Q2'03, the cost of operations in US dollars were up 30% over the same period in Q2'02. The 30% increase is the combined result of a 12% increase in operating costs plus a nominal 16% increase in US$ denominated costs due to the strengthening of the Australian dollar. The majority of the 12% increase in operating costs is mainly attributable to increases in wages, fleet rental charges, explosives and consumables offset by a decrease in fuel and insurance charges attributed to self insuring on some plant assets and business interruption coverage. The conversion to natural gas of four of the five furnaces at the pellet plant was completed. The conversion of the fifth furnace will be completed only when higher production throughput is required.

In June 2003, due to a shortage of sufficient hard ore, the grinding capacity was reduced which resulted in lower pellet production for the month. During the second quarter, the redesign of the North Pit Extension was completed in order to improve the continuity of ore supply over the next five years. In the South Center pit, improved ore supply planning should be achieved from improved scheduling of various cut back sequences. In Q2'03 the total tonnages moved increased by 8% over Q2'02. The removal of waste constitutes the majority of the increase in volumes moved, resulting in a capitalized pre-stripping charge of $3.0 million in Q2'03 and $5.6 million in Q2'02.

In May 2003, the Company agreed to make available an AUD$8 million working capital credit facility to enable Savage River to meet any cash shortfalls that may arise in fiscal 2003. A total of AUD$5 million was advanced by the Company during the quarter. The management of Savage River is anticipating that it will request the transfer of the remaining AUD$3 million by the end of September 2003.

IVANHOE MINES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
(Stated in U.S. dollars)
--------------------------------------------------------------------------------

OTHER PROJECTS

EUNSAN GOLD AND SILVER MINE, SOUTH KOREA

The mill remained on care and maintenance and there was no gold produced during Q2'03. Underground development continued throughout Q2'03 with the intention to continue mining the high grade eastern shoot using a combination of cut and fill and shrinkage stoping mining method. In Q2'03 a total of approximately 6,200 tonnes grading 26 g/t gold equivalent (Q1'03 - 2,700 tonnes grading 15 g/t gold) was hauled and stored on surface.

During Q2'03, a second mine access, via an open pit, was developed. The purpose of the second mine access is to allow for the mining of the high-grade eastern shoot beneath the original open pit. As the existing site tailings pond is nearly full, other means of dewatering and transporting milled tailings to the Sanbong pit were investigated in connection with a possible re-commissioning of the mill in the next quarter.

On the nearby Gasado Island prospect, significant gold and silver intercepts were encountered in Q2'03 through exploration drilling. Exploration and underground development expenditures in Q2'03 totalled $0.2 million.

On July 31, 2003 Ivanhoe transferred all of its Korean assets and certain Mongolian exploration licenses to MX Capital Corp. in exchange for common shares of MX Capital Corp. (see "Exploration and Development - MX Capital).

BAKYRCHIK GOLD MINE, KAZAKHSTAN

Mining property care and maintenance costs totalled $0.7 million in Q2'03 compared to $0.3 million in Q2'02. The majority of the increase in costs in Q2'03 is due to additional consultant engineering work and lower revenue from gold sales. The mine initiated the treatment of oxide ore from stockpiled ore in May 2003. During the quarter, a total of 23,000 tonnes were processed generating approximately 920 ounces of gold. In mid July the mining of remaining oxide ore stockpiles was completed and the focus of the operation will shift to the possibility of mining and treatment of sulphide ores. Work continued throughout the quarter on the sulphide ore feasibility and test work programs. Test work has focussed on a roasting process, but other processes including bacterial and chemical oxidation were also tested during the quarter.

GENERAL

The corporate general and administrative expenses increased from $2.7 million in Q2'02 to $3.1 million in Q2'03. The majority of the increase during Q2'03 is attributed to increased expenses related to investor relations tours, additional office charges in Asia, travel and legal costs related to financing activities and negotiation of various Chinese joint venture agreements and alliances.

All funds received in 2003 from private placement financings were transacted in Canadian dollars and the funds were converted to US dollars only when required. The

IVANHOE MINES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
(Stated in U.S. dollars)
--------------------------------------------------------------------------------

majority of the $6.0 million corporate foreign exchange gain in Q2'03 mainly relates to the strengthening of the Canadian dollar by approximately 9% during the quarter.

CASH RESOURCES AND LIQUIDITY

At June 30, 2003, consolidated working capital was $58.1 million including cash of $76.2 million compared with working capital of $22.3 million and cash of $46.9 million at December 31, 2002.

From late December to April 2003 the Company raised a total of $89.4 million (Cdn$134.5 million) through the issue of 20 million common shares of the Company at Cdn$3.00 per share and the issue of 21,296,080 common shares of the Company at Cdn$3.50 per share. The proceeds will be used for working capital and to fund the Mongolia exploration and property acquisition activities in 2003.

Total expenditures for the balance of 2003, including all exploration, mine care and maintenance costs and corporate administrative costs, are estimated to range between $55 million to $65 million.

OUTLOOK

In the third quarter of 2003, annual copper production at the S&K Mine is expected to increase from 30,000 to 33,000 tonnes while annual pellet and iron concentrate production at the Savage River Mine is expected to remain at approximately 2.2 million tonnes per annum.

Apart from variations in production volumes, Ivanhoe Mines' earnings and cash flows are directly affected by metal prices, variations in the exchange rates between the Australian and U.S. dollars, and the Canadian and U.S. dollars.

Various risks, including fluctuations in commodity prices, foreign exchange rates, customer demand, and financ ing and political uncertainties, can adversely affect Ivanhoe Mines' future profitability and its ability to realize anticipated increases in production capacity.

Unlike copper cathode, whose characteristics are set by commonly agreed standards, iron ore products need to reflect the specific requirements and limitations of customers. With only a few customers, the Savage River Mine's operations could be adversely affected, in the short and medium term, by the loss of a key customer. A limited customer base is also a risk to the S&K Mine as a substantial part of its copper production is sold, under a take or pay contract, to a single Japanese buyer. The buyer resells the cathode to customers throughout Asia. The S&K Mine's profitability could be negatively affected if economic sanctions or boycotts against trade with Myanmar were enacted in the future by major Asian countries.

The S&K Mine is currently not in compliance with certain covenants in its bank loan agreement. For the last twelve months, the debt service reserve (an amount to cover the next principal and interest payments) has been deficient. The management of the S&K

IVANHOE MINES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
(Stated in U.S. dollars)
--------------------------------------------------------------------------------

Mine is of the opinion that the lenders will not demand repayment of the loan notwithstanding the foregoing. The S&K Mine's bank loan is non-recourse to the Company.

Ivanhoe Mines' existing cash resources are sufficient to meet all of its planned capital expenditures for the next six months. However, over the long term, Ivanhoe Mines still needs to obtain additional funding for, or third party participation in, its undeveloped or partially developed projects in order to bring them into full production. Such projects include the Mongolia properties and the Bakyrchik Gold Mine.

Since the S&K Mine's loan is not at fixed interest rates, future fluctuations in interest rates will have a significant impact on the profitability of the S&K Mine and also on Ivanhoe Mines' ability to successfully finance its other undeveloped or partially developed projects.

Since factors beyond Ivanhoe Mines' control may adversely affect its access to funding or its ability to recruit third party participants, there can be no assurance Ivanhoe Mines' undeveloped or partially developed projects can be fully developed in whole or in part.